FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2008
Commission File Number 1-31318

Gold Fields Limited
(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Fax +27 11 484-0639
www.goldfields.co.za

Enquires

Daniel Thöle
Tel   +27 11 644-2638
Mobile +27 82 929-3672

GOLD FIELDS RECEIVES SUMMONS FROM RANDGOLD AND EXPLORATION

Johannesburg, August 22, 2008: Gold Fields Operations Limited, (formerly known as Western Areas Limited) ("**WAL**") a subsidiary of "Gold Fields" (NYSE, JSE, DIFX: GFI) announced today that on 21 August 2008 it had received a summons from Randgold and Exploration Company Limited ("**Randgold**") and African Strategic Investment (Holdings) Limited. The summons claims that during the period that WAL was under the control of Brett Kebble, Roger Kebble and others, WAL was allegedly part of a scam whereby JCI Limited unlawfully disposed of shares owned by Randgold in Randgold Resources Limited ("**Resources**") and Afrikander Lease Limited, now Uranium One.

WAL's preliminary assessment is that it has strong defences to these claims and accordingly, WAL's attorneys have been instructed to vigorously defend the claims.

The claims have been computed in various ways. The highest claims have been computed on the basis of the highest prices of Resources and Uranium One between the dates of the alleged thefts and March 2008 (approximately R11 billion). The alternative claims have been computed on the basis of the actual amounts allegedly received by WAL to fund its operations (approximately R519 million.)

It should be noted that the claims lie only against WAL, whose only interest is a 50% stake in the South Deep Mine. This alleged liability is historic and relates to a period of time prior to Gold Fields purchasing the company.

-ends-

Directors: A J Wright (Chairman), N J Holland[†] (Chief Executive Officer), K Ansah[#], T P Goodlace (Chief Operating Officer), J G Hopwood, G Marcus, D N Murray, D M J Ncube, R L Pennant-Rea[†], C I von Christierson, G M Wilson
[†]British, [#]Ghanaian
Corporate Secretary: C Farrel

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 22 August 2008

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs